Filed by United Rentals

pursuant to Rule 425 under the

Securities Act of 1933, as amended.

Subject of the offer: RSC Holdings

(Commission File No. 333-179039)

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT URI—Q4 2011 UNITED RENTALS EARNINGSCONFERENCE CALL EVENT DATE/TIME: JANUARY 26, 2012 / 05:00PM GMT OVERVIEW: URI reported 4Q11 adjusted EPS of $0.82.

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JANUARY 26, 2012 / 05:00PM GMT, URI - Q4 2011 United Rentals Earnings Conference Call

CORPORATE PARTICIPANTS

Michael Kneeland United Rentals Inc—Chief Executive Officer

Bill Plummer United Rentals Inc—Chief Financial Officer

CONFERENCE CALL PARTICIPANTS

Henry Kirn UBS—Analyst

Peter Chang Credit Suisse—Analyst

David Raso ISI Group—Analyst

Joe Box KeyBanc Capital Markets—Analyst

Scott Schneeberger Oppenheimer & Co.—Analyst

Emily Shanks Barclays Capital—Analyst

Ted Grace Susquehanna Financial Group / SIG—Analyst

Seth Weber RBC Capital Markets—Analyst

David Wells Thompson Research Group—Analyst

Jerry Revich Goldman Sachs—Analyst

PRESENTATION

Operator

Ladies and gentlemen please standby. Good morning and welcome to the United Rentals’ fourth-quarter and full-year 2011 investor conference call. Please be advised that this call is being recorded. Before we begin, note that the Company’s press release, comments made on today’s call, and responses to your questions contain forward-looking statements.

The Company’s business and operations are subject to a variety of risks and uncertainties, many of which are beyond its control and, consequently, actual results may differ materially from those projected. A summary of these uncertainties is included in the Safe Harbor statement contained in the release. For a more complete description of these and other possible risks, please refer to the Company’s annual report on Form 10-K for the year ended December 31, 2011, as well as the subsequent filings with the SEC. You can access these filings on the Company’s website at www.UR.com.

Please note that United Rentals has no obligation and makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances, or changes in expectations. You should also note that today’s call will include references to free cash flow, adjusted EPS, EBITDA, and adjusted EBITDA, each of which is a non-GAAP term. Speaking today for United Rentals is Michael Kneeland, Chief Executive Officer, and William Plummer, Chief Financial Officer. I will now turn the call over to Mr. Kneeland. Mr. Kneeland, you may begin.

Michael Kneeland—United Rentals Inc—Chief Executive Officer

Thanks operator and good afternoon everyone and welcome. With me today, as the operator mentioned, is our CFO, Bill Plummer, and other members of our senior management team.

I am going to start out with a quick recap of our fourth-quarter results which, as you know, gave us a strong end to a very good year. And then we will look forward to 2012. This is obviously an important year for us. We have the RSC deal on the table, and we also have a strong outlook as a stand-alone company. So I want to focus on the fourth-quarter metrics that serve as potential indicators for our operating environment in 2012.

For the fourth quarter, we reported rental revenue up nearly 19% compared to last year. Rates up 6.7% on higher volume (inaudible) equipment on rent. And time utilization of more than 70%, which is a fourth-quarter record for us once again. All of this contributed to an adjusted EBITDA that was significantly higher at $281 million, an increase of 55% over the fourth quarter last year. All of these metrics tell a very compelling story about our ability to exceed the expectations created by our operating environment.

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JANUARY 26, 2012 / 05:00PM GMT, URI - Q4 2011 United Rentals Earnings Conference Call

We know from the Department of Commerce that spending on non-residential construction declined slightly year over year in October and was basically flat in November. And yet we were able to drive our revenues and rates higher and our time utilization went up on a larger fleet.

Here’s what’s happening. First, despite the external reports our sales force is finding that customers are more active and optimistic than a year ago. Our own survey confirms this. So we think there is an early upswing that’s not fully reflected yet in the government data.

Second, as we mentioned before, there is a secular shift towards renting and just this week, several industry reports came out to support this. So there is no question that the recession is encouraging customers to rely more on equipment rental and less on capital purchases. And once they make that shift they saw that it could enhance their balance sheet and liquidity. We believe this is the most rapid penetration our industry has seen in a long time and we expect most of it to stick as the conditions improve.

And third, we think that we are getting a bigger share of pie. Changes in share can be difficult to measure in our industry because it is so fragmented and largely private. But clearly our segmentation strategy and customer service initiatives are working and you can see it in our fourth-quarter numbers.

We had 21% growth in rental revenues from key accounts compared to last year, including 22% growth in national accounts. Key accounts were 55% of rental revenues in the quarter and national accounts was 35%. Rental revenues from industrial were up almost 20% year over year, and if we remove the impact of acquisitions, industrial was up still a solid 17%.

We are in the point in the cycle where the better run, well-capitalized rental companies can outperform both the environment and the industry as a whole. We expect to turn another good performance in the first quarter. While it is all very positive, it is still a tricky cycle, and we know that and are managing the business very closely. But it is encouraging that we are getting pushed in several areas.

At the macro level, the leading forecasters project a rebound in nonres construction of just over 2% on average in 2012, and about 6% in 2013. And this is supported by the Architectural Billing Index, which came in above 50 for every month in the fourth quarter in our sweet spot, the commercial and industrial sectors.

Now, you compare that to the report from global insight, of which you all know is the industry’s leading forecasting firm. They expect our industry to grow about 5% this year, with the majority of those revenues coming from rentals. So demand for equipment rental services is forecast to outpace construction spending in 2012, just as it did this year. And once again we are prepared to capture a good part of that growth.

Another encouraging sign is the fact that all of our regions continue to show year-over-year growth in the fourth quarter. In fact, all of our regions saw double-digit growth with the exception of the Southeast. That was partly due to the capital decisions that we made (technical difficulty). We are also dealing with a bumpy demand both geographically and month to month. So our branches are doing an impressive job of implementing our strategy in driving results.

Part of that strategy, as you know, is to constantly manage the productivity of our footprint against changes in the marketplace. We consolidated 28 branches in the year; 18 of them in the fourth quarter. We also acquired 16 branches and opened 6 as cold starts. There is very little change in our branch count from January to December, but we made some important strategic shifts. Of the 16 branches we acquired in 2011, 6 of them have a strong industrial base. Of the cold starts, half were specialty rental branches, meaning trench safety, power, and HVAC.

Our specialty operations are growing at a fast pace, with segment revenue up 45% in the fourth quarter. And we benefited from the energy boom and recovery efforts from national disasters, but there’s also an underlying trend toward more demand for power and climate-control equipment. We are also cross-selling our fleet more effectively than ever before. So specialty rentals are more than a niche for us. It’s an important part of our growth strategy and you will see us make further investments in the segment as time goes on.

Given the way we entered 2012 in high gear, we are very comfortable with the outlook we’ve issued last night. Our expectations for 2012 are grounded in a solid and achievable plan that we will discuss in a few minutes.

But I want to call your attention to one number that is particularly indicative of our strength as a stand-alone company. We are looking at gross rental CapEx of approximately $1 billion this year. I know that is a big number, and we are not going to turn away business that is profitable and strategically sound. The fact is demand is there and our rates are still improving.

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JANUARY 26, 2012 / 05:00PM GMT, URI - Q4 2011 United Rentals Earnings Conference Call

We drove more than six points of rate achievement in 2011 and as we said last night we are projecting another five points this year. We are not a commodity. We deliver value in areas that matter most to our customers. And we’re very focused on communicating that message as a basis for rates. Now if the economy turns against us, we have the flexibility to adjust our CapEx and accelerate used sales, and we are becoming a much more disciplined Company in that regard.

We will always continue to focus intently on customer service as to a way to achieve our targets. Now I should mention that the forecast excludes any impact from the RSC transaction and we will revise that after the deal closes.

So let’s talk about the RSC deal. I know the announcement created a lot of buzz and rightly so. It’s tremendously exciting. But I don’t want it to overshadow what this Company has accomplished and continues to accomplish as we march forward with our strategy. Yes, we are addressing the needs of the RSC transaction, but we are also continuing to think about new ways to serve the customers in the field.

For me, that is one of the things that makes this merger so exciting. United Rentals and RSC are both extremely well-run companies, and we are seeking to integrate the best of both companies into one incredible organization. Just last week, Eric and I kicked off our first all-hands meeting in Houston, Texas. We had a total of about 60 people there representing everything from operations and IT to sales and maintenance. Both companies came away from that meeting feeling very good about how closely our cultures are aligned.

I have been involved in countless integrations with United Rentals both before and after becoming CEO. In fact, I came to this Company through an acquisition myself. So I’ve developed pretty good instinct for the planning process and the process with RSC is going well. It is going to be as seamless as possible for everyone involved. So when we get to Q & A, I am going to ask you to please respect the fact that we are limited in what we can share with you about the deal at this point.

As you know, we filed the preliminary registration statement on form S-4 with the SEC on January 17, and we understand that they will have comments and we are prepared to address them. The forecast in the S-4 reflect our view of how we would perform as a stand-alone company. And we’re still comfortable with our estimate as we discussed in December that we should get about $200 million, in fact, at least $200 million in cost synergies from combining the two companies.

With a Hart-Scott-Rodino, the 30-day waiting period expired on January 20. So that is a major step forward in the process. And we did receive some requests for more information from the Canadian Competition Bureau so the waiting period for Canada will be extended until 30 days from the date when all of the requested information has been provided. As you can see, things are moving along. At this point, we expect to close in the first half of this year. That is about it for updates. Let’s use the Q & A for the best of our advantage this morning.

In a lot of ways we have a straightforward message for you today. We just came off a terrific year, and now are entering what will be a landmark year where we believe that we can excel both as a stand-alone company and in combination with RSC operations.

When we set a goal for this Company, we pursue it, we achieve it. That’s a matter of record. Now we are looking at bridging to well over $1 billion of EBITDA in 2012 at about 40% margin. That is a source of pride for our employees and our leadership team. This Company delivers on its promises. 2012, for us, is not just about the deals that we can make it or forecasts that are out there but what we can deliver.

With that, I’m going ask Bill to review the numbers and then we will come back and take your questions. So over to you, Bill.

Bill Plummer—United Rentals Inc—Chief Financial Officer

Thanks, Mike, and good afternoon, everyone. Just to stay focused on the key points here, I am going to be very brief on the quarters, the quarter-end and full-year numbers; you have all seen those. Spend a little bit more time on the outlook and then we will move to Q & A. I will reiterate some of Mike’s comments to start out. It was a very strong year, very strong quarter for us finishing up 2011.

On rental revenues, that 18.5% year-over-year increase in rental revenue for the quarter was driven by a very nice progression in rate and volume in the quarter, with rates being up, as Mike said, 6.7% year-over-year. Rates in the quarter were up 1.4% sequentially compared to the third quarter, which is a very nice progression in that part of the year seasonally. So, nice progression on rates in the quarter.

On the volume front, OEC on rent during the quarter was up 15.1% over the prior year, and it took us to a total dollar amount of OEC on rent of right around $3 billion. That is the second-highest quarter ever in the Company’s history of fleet that we had on rent. And it’s second only to the third quarter in 2011.

Time utilization in the quarter was up 1.5 percentage points at 70.8% in Q4. That represents the seventh consecutive quarter of record time utilization over the last seven quarters. So tremendous momentum on the time utilization front to go along with very nice rate progression as well.

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JANUARY 26, 2012 / 05:00PM GMT, URI - Q4 2011 United Rentals Earnings Conference Call

When you look at the full year last year, real briefly, Mike mentioned that rates up 6.1% came in right at, maybe a touch better than what we had guided to after the third quarter, and that set us up very nicely for 2012 as well. With rates at that level, we have a carryover benefit in 2012 full-year of about 3%. So a nice starting point for 2012. For the full year, time utilization was up 350 basis points, 3.5 percentage points to 69.1%. That is another Company record for the full year.

So all in all, the rental story was very strong across the board. It feels like we are firing on all cylinders. I get nervous when I say that but it feels pretty good going into 2012. The other part of, significant part of the revenue story in the quarter was used equipment sales. We sold $93 million in proceeds of used equipment in the quarter. That is up from $40 million in the prior year.

That generated a pretty significant full-year used sales proceeds number of $208 million, up from $144 million in the prior year. The especially good news was that gross margins finished the year Looking at the full year, our margin was 31.7 percentage points. And that is up 320 basis points compared to the prior year and it’s our strongest full-year margin ever.

The used equipment story is very important us because it is a vital part of how we are managing fleet going forward. As we’ve said before, we’ve got a significant amount of used that we need to continue to focus on in 2012 and in future years. So we are going to spend a lot of time thinking about the channel mix and in particular how do we enhance our retail sales contribution in our used sales. So we will be talking about that more as the year unfolds.

On the profitability front, a very strong quarter. Adjusted EBITDA came in at $281 million for the quarter. That is an improvement of $100 million or 55% compared to the prior year. In fact, the fourth-quarter EBITDA was basically flat with the third-quarter EBITDA which, as you all know, is historically our highest seasonal quarter during the course of a year. Obviously fourth quarter was enhanced by the used sales strength that we had as well as the $8 million self-insurance benefits that we had in the quarter. Still a very strong performance for the quarter on adjusted EBITDA.

Margin for the quarter came in at 37.7% and that’s an increase of 740 basis points over the prior year. When you look at the full year, we had a very nice result. Full-year adjusted EBITDA of $929 million. That is a 34% increase. The full-year margin came in at 35.6%, and that is a 470-basis-point increase over the prior year and indeed, it’s a full-year record for the Company on EBITDA margin.

Flow-through was very robust. We had flow-through for the quarter 67.1%. That put us at 63.6% for the full year; well within the range we have been guiding you to of 62% to 67% for the full year. Nice result on the flow-through front as well. For those who like EPS, we had a very nice adjusted EPS result, $0.82 on the year. It had some puts and takes, including the self-insurance reserve benefit of $8 million, but that was offset by a higher than expected tax rate. So when we look at that $0.82 we think that is a good reflection of the strength of profitability that we delivered throughout the course of the fourth quarter.

Just a couple of key points on fleet management and free cash flow. We had promised $775 million of gross capital spend at our last outlook. We delivered $774 million. Combine that with the $208 million of full-year used proceeds, that gives you a $566 million net rental investment in the Company for 2011. And that spend, as we have said again and again, was driven by us responding to what we are seeing from the market.

It is very encouraging that we are able to put that much investment into the Company based on very strong demand. Certainly time utilization for the year shows you that we are able to make the investment and still put the equipment on rent. So very encouraged by that coming into 2012. On free cash flow, we finished the year stronger than even we expected. Free cash flow was $23 million for the full year. That was helped significantly both by used sales effort at the end of the year, but more importantly by collections, which were very strong late in the year.

Those are the key points I wanted to make about Q4 and full-year 2011. Let me spend a few minutes on our 2012 stand-alone outlook. And again, it’s stand-alone, not giving any effect for the transaction. As Mike mentioned, this outlook is fully consistent with the forecast we put in the S-4 for 2012. If there are any question in anyone’s mind about the difference between what we are saying now and what was in the S-4, there is none.

On the revenue front, you saw in the press release that we expect rates to be up about 5%. And as I mentioned already, we are starting with a carryover benefit of about 3%. So, we think that we’ve got a good foundation for delivering that 5% going through the year. And obviously, as we have for the last couple of years, as the opportunity presents itself to take more, we will drive more in rate realization.

On the time utilization front, we look to improve utilization by another half point or so for the full year. That would be another record year for us. To do that in the face of spending $1 billion of gross CapEx, we think it would be a very, very nice result on time utilization.

On the CapEx front, we are going to spend about $1 billion of gross CapEx and the net underneath that will be about $770 million to $820 million. That is the range that we are calling for. If we do that, we will drive up the average fleet size for the full year by $0.5 billion. The spend is going to be focused the way it has been for the last couple of years.

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JANUARY 26, 2012 / 05:00PM GMT, URI - Q4 2011 United Rentals Earnings Conference Call

We are going to respond to key customer needs, and we are going to help to drive the fleet mix that we have been driving, so we expect to continue to shift the fleet through our spend. Spending $1 billion gross and selling what we expect to sell will have the impact of also reducing the age of our fleet. It should come down about 2.5 months over the course of 2012 on that plan.

Free cash flow for the year will be a use of free cash of anywhere from $50 million to $100 million. On the profitability front, we think the flow-through that we will realize in 2012 will be very comparable to what we realized in 2011. We are calling it mid 60%s for a range; we would say the same range that we gave you for 2011, between 62% and 67% adjusted EBITDA of flow-through to total revenue. Obviously there will be fluctuations quarter-to-quarter as you saw in 2011 on that flow-through, and we will certainly keep you up to date as we go through the year.

Finally, to offer a couple of brief thoughts on the first quarter of 2012. As you can gather from our comments, we’ve got a very nice start on rate and time utilization so far through January in the first quarter, so we expect the quarter to develop nicely for us. There will be the normal seasonality. We haven’t repealed the seasons, not just yet. So the revenue front we will see a typical decline due to seasonality, and profitability will also show a typical decline due to seasonality. Maybe somewhat muted as we drive better utilization, put more fleet into the business and continue to realize price.

All in all, the momentum is good. Things feel like they are headed in the right direction. We are very encouraged by the way the year is kicking off. So with that I will end my comments and ask the operator to open up the call for Q&A.

QUESTION AND ANSWER

Operator

(Operator Instructions) Our first question comes from Henry Kirn of UBS.

Henry Kirn—UBS—Analyst

Last year, there was some volatility in incremental flow-through as we went from fourth quarter to first quarter and then throughout the year. Can you talk about your expectations for incrementals as we progress in 2012?

Bill Plummer—United Rentals Inc—Chief Financial Officer

Sure. As I said, we expect volatility in each quarter. It is a very sensitive calculation, so that is going to happen. We feel pretty good about the way things will develop as we get into more busy season, second, third quarter in particular. First quarter, flow-through, you have got to have some below the average in order to get the average if some are above average. First quarter is always a challenge on that front for us. So, I would say you could probably see a flow-through a little bit lower than the range in the first quarter, and then improving as we go through the year. Keep in mind, the flow-through is going to respond to things like how much you sell in used equipment in any given quarter relative to the rental revenue that you generate. That is a challenge in the first quarter. It will respond to things like the acquisitions that you do. When they came in last year and how that quarter comps with the quarter that you are in this year. That can be a little bit of a drag in the first quarter given that we started to add the acquisitions later on in the year. Those are the kinds of things that will flow through the flow-through calculation, if you will. And we will point them out as we go through the year.

Henry Kirn—UBS—Analyst

I will respect the one question limit and pass the baton. Congratulations.

Bill Plummer—United Rentals Inc—Chief Financial Officer

Thank you.

Operator

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JANUARY 26, 2012 / 05:00PM GMT, URI - Q4 2011 United Rentals Earnings Conference Call

Peter Chang, Credit Suisse.

Peter Chang—Credit Suisse—Analyst

Good afternoon and congratulations on a strong year and another strong quarter.

Michael Kneeland—United Rentals Inc—Chief Executive Officer

Thank you.

Peter Chang—Credit Suisse—Analyst

Just a quick question on the forecast. You pretty much went through your 2012 expectations, but for the S-4 you also have ‘13 through ‘15 in there. I was curious as to what your macro assumptions were and what contribution you are expecting from higher pricing for those three years.

Michael Kneeland—United Rentals Inc—Chief Executive Officer

I’ll give you what the macro environment and Bill can go into some of the other details. The macro environment, as we have worked with all of the outside services that are—the ISS Global Insight and Moody’s Economy, McGraw-Hill, all the typical names that you would play out. The consensus is starting in ‘12, it is up about 2.1%, then in ‘13, it goes to 6%. We also are working with the Global Insight which as I stated in my opening comments, has been working very closely with the American Rental Association projecting what the growth patterns will be over the following years. So, those are the macro environments that we are working with. Keep in mind we also tie that by talking to our customers. We will do that and continue to update as we go year-to-year. I would say that was probably the biggest macro environment that we were looking at.

Bill Plummer—United Rentals Inc—Chief Financial Officer

In terms of other aspects of those forecasts, we certainly used our usual thought about what the value of incremental rental rate is. It will drop through at something like 97%, 98% for rental rate improvement. But we also thought carefully about the fleet additions that we would make over that timeframe, and the impact of additional fleet to profitability. How we might drive time utilization across that timeframe and what that means to us. Really, really all aspects of our business. Starting from that macro backdrop we put in what we thought were very attainable goals for the next several years. We are not trying to delude ourselves, we just wanted to tell the story that we thought was as close to accurate as we could. And, those are the numbers that came out.

Peter Chang—Credit Suisse—Analyst

Just a quick clarification. Is it fair to say that starting in ‘13, we are expecting a decel to a low single digit to flattish rental rate environment as the years go forward?

Bill Plummer—United Rentals Inc—Chief Financial Officer

I’m sorry, starting in ‘12 you said?

Peter Chang—Credit Suisse—Analyst

‘13.

Bill Plummer—United Rentals Inc—Chief Financial Officer

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JANUARY 26, 2012 / 05:00PM GMT, URI - Q4 2011 United Rentals Earnings Conference Call

‘13? The way we thought about rate over that time period was 5% in ‘12 and then we trended it down to low single digits over the next couple of years. So, I think it is fair to say that we trended down from the 5% we assumed in ‘12 and I will leave it at that.

Peter Chang—Credit Suisse—Analyst

All right, thanks for taking my questions, guys.

Operator

David Raso, ISI.

David Raso—ISI Group—Analyst

Hi. Good morning. Good afternoon. Quick question about the S-4 progression on the EBITDA margins. We are talking stand-alone company. The improvement that you see is obviously a little more significant in ‘11, ‘12 but even from then on still getting 200 basis points. I know there is a lot that can go into that beyond just the rental margin itself but how are you thinking about looking at a couple of years, the rental margin ex-depreciation. It used to, high water marks used to be 55 back in the day, maybe a little higher. We are already at pretty high levels coming out of ‘11. So again, on a stand-alone basis, what are the things when it comes to the mix, the kind of accounts you are taking, how should we be thinking about your target for the rental margin? Because these other things have a lot of issues around your capital decisions. So you can buy a lot of new, you can sell a lot of used and so forth, but truly the core business, the rental margin, ex-depreciation.

Bill Plummer—United Rentals Inc—Chief Financial Officer

Yes, David, I think rather than talk about specific rental margins, I just point to a couple of key aspects of our business that I know you know. We are putting fleet into our business in a fairly significant way over that period. And that is a very powerful lever for improving margins for us. The amount of fleet that we are adding over the horizon is hugely important. That’s point number one. Point number two is that what we just said with Peter. The rate assumption, while it does trend down over the next several years, we are still realizing rate improvement which, as you know, is a hugely powerful lever in generating better margin as well. I think those are two very prominent aspects of how the margins of the business overall rental included will trend and we feel comfortable that we can deliver that if the market demand is there to support that additional fleet. We believe it will be, based on the macro backdrop that Michael just talked about. That is why we put together the forecast the way we did.

Michael Kneeland—United Rentals Inc—Chief Executive Officer

David, we are also trying to drive some efficiencies in the business. As you know, we’ve kicked off fast. We’ve got, by the end of the — midyear this year, we will have all of our locations up on that. We do believe that using technology to further drive efficiencies we’ll be able to realize in the out years.

David Raso—ISI Group—Analyst

Okay I appreciate it. The yes for you’re already above 40% for ‘13 and next year and then north of ‘43 in ‘14. I was curious, obviously the new machine gets hit on the depreciation line, your maintenance goes down with the new machine so I can see why new machines obviously create a better rent margin. I was just curious if you had any color around how you thought about the mix of business? Maybe de-emphasizing aerials in the fleet. Just trying to think about cycle-to-cycle the configuration of the accounts in the fleet size and the type of fleet might be a subtlety on why the margins can be better at the rental level cycle-to-cycle. I was just trying to flush out some of those items that might show a difference between the Company, cycle-to-cycle.

Bill Plummer—United Rentals Inc—Chief Financial Officer

Yes. I think our general assumption is that we can continue, maybe at a somewhat slower rate, but continue the trend in the customer mix that we have established. Growing with the larger players who we believe offer us a better profit opportunity. We continue to trend in that direction and continue to trend more toward industrial in that mix of customers. As for the fleet, again, we’ve been very consistent in saying that we are going to continue to trend to a slightly smaller aerial share of the overall fleet and grow in some of the other areas. Some of those other areas are the specialty businesses like Trench and Power and HVAC. Those will contribute very nicely as we go forward. So I think those are the things that I would call out as part of that longer-ranged forecast that we believe supports the margin trends that you see there.

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JANUARY 26, 2012 / 05:00PM GMT, URI - Q4 2011 United Rentals Earnings Conference Call

David Raso—ISI Group—Analyst

I appreciate that. There’s a difference between saying we are just going to run the Company more efficiently which hopefully you will. That’s a higher hurdle rate to jump over than simply, the mix is just more advantageous to have a higher rental margin. Thus the idea of doing a 40%-plus EBITDA margin or a higher rental margin in the last cycle. It’s not quite as high a hurdle rate in the investor’s mind. Okay. I appreciate it. Thank you.

Operator

Joe Box, KeyBanc Capital.

Joe Box—KeyBanc Capital Markets—Analyst

A question for you on the competitive environment. One, can you comment on the health of some of your independent and regional peers? And two, because I think most of them are also fully utilized, do you think that 2012 could actually be a better year for you in terms of share gains?

Michael Kneeland—United Rentals Inc—Chief Executive Officer

Joe, this is Mike. We have our plans. We laid it out. As Bill was saying, we’ve put a set of assumptions. Could it always be better? Yes, it could be. When you look at the landscape as I mentioned, the well-funded, the larger companies, I think will outperform the industry as a whole. And you are right, I think time utilization has kicked up for everybody. But, I think that the credit market is still restricting a lot of growth and that bodes well for the larger organizations. Is there an opportunity? Yes, our strategy is to focus on profitable growth and be selective of the customers that we are going to choose. And it — also expanding our Trench, Power, HVAC side. So yes, the answer is, could it be? Yes.

Joe Box—KeyBanc Capital Markets—Analyst

Great. Thanks for the color. I will hop back into queue.

Operator

Scott Schneeberger, Oppenheimer.

Scott Schneeberger—Oppenheimer & Co.—Analyst

Good afternoon. I apologize in advance. Out of habit I have a multi-part question. Bill, mostly for you, with regard to CapEx, could you discuss timing throughout the year since it is such a large number this year? Implications of how the RRR transaction might make you rethink that? And then a reminder of your supplier commitment and rates that you have locked in with them. Thanks for the run-on.

Bill Plummer—United Rentals Inc—Chief Financial Officer

Sure. On the timing of CapEx, we’ve talked about looking at the year in 2012 as a year of two halves, with the first half being fairly a hefty amount of spend. We talked about something like $600 million of the $1 billion would be spent in the first two quarters of the year. That is our thinking as we sit and speak right now. And based on the commitments that we’ve gotten from the vendors, and indeed, based on the receipts that we’ve had so far in the month of January, I don’t think there’s going to be any issue with getting that much fleet delivered in the first half. So, that is the first half, the second half would be the remainder. And as we said, though, we are going to evaluate how the market develops to make sure that it warrants spending that second half, roughly $400 million or so. So that is how we are thinking about the timing. As to the impact of the transaction, it is really too soon to say a specific amount of impact on the transaction. We are going to evaluate what their capital plan is,

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JANUARY 26, 2012 / 05:00PM GMT, URI - Q4 2011 United Rentals Earnings Conference Call

what our capital plan is, and where there might be opportunities to realize some benefit managing the two as one. My guess, sitting here right now, is that there will be some impact, but it is going to be pretty small in 2012 is my guess. That is the way we modeled it as we modeled the acquisition to set the valuation. So I would say pretty small impact to the overall spend in 2012. As to the suppliers, I’m sorry Scott, I’ve forgotten. What was your question about suppliers?

Scott Schneeberger—Oppenheimer & Co.—Analyst

Just negotiated rate going into the year with the suppliers.

Bill Plummer—United Rentals Inc—Chief Financial Officer

We’ve been very focused on mitigating the impact of inflation as we always are. If you exclude the Tier 4 purchases that we do, the rest of our purchasing will come in the low single digits in terms of inflation over last year. The Tier 4 units, depending on the manufacturer, will cost more. There’s just no avoiding it. That’s partly, though, why we wanted to try and pre-buy a significant amount of our fleet this year as well. We were able to place orders that take advantage of run-on production under the old Tier 3 rules. And that helped mitigate any impact of our capital spend — of inflation on our capital spend. So ex-Tier 4 in the low single digits inflation, very low single digits I would say. Does that help?

Scott Schneeberger—Oppenheimer & Co.—Analyst

Yes. Great. Thanks and congratulations.

Operator

Emily Shanks, Barclays Capital.

Emily Shanks—Barclays Capital—Analyst

Congrats on a great quarter. My one question is around the 4Q rate coming in better than your forecast and your thoughts around that. I’m specifically curious if there’s anything of note going on on the competitive front and/or if it is simply demand and with that secondarily if you could comment if you are seeing any improvement from some of your competitors? I know it seemed as though they had sort of fallen off in the summertime.

Michael Kneeland—United Rentals Inc—Chief Executive Officer

Yes, Emily, it’s Michael. My sense would be, we’re the first to report. If you look at, historically, what you have been hearing from all of my competitors who are public, they’ve all publicly have come out with improvement on rates. My sense is that trend will continue. I’ve said this before and I’ll say it again, rates is a powerful lever within our industry. If you look over the last several years, all of our rates came down quite a lot. And the fundamentals of getting over your cost of capital hasn’t changed. So my sense is, given the high-time utilization, given the fact that the Tier 4 engines and Tier 4 products are going to cost more, it’s going to behoove all of us to make sure that we get the right return on all of our assets. My sense will be given what we are seeing in the marketplace, it should continue. But we have to wait and see. Again, my sense would be as you hear other companies come out publicly, I would not be surprised to see their rates up as well. Great thank you.

Operator

Ted Grace, Susquehanna.

Ted Grace—Susquehanna Financial Group / SIG—Analyst

Congratulations on another great quarter. I wanted to tag onto David’s question and take it one step further and go in the direction of returns. And I know one of the big things you guys have really tried to emphasize is improving the full-cycle returns on invested capital.

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JANUARY 26, 2012 / 05:00PM GMT, URI - Q4 2011 United Rentals Earnings Conference Call

Bill Plummer—United Rentals Inc—Chief Financial Officer

Ted, I’m sorry. I’m having a hard time hearing you. Can you get a little closer to the phone?

Ted Grace—Susquehanna Financial Group / SIG—Analyst

Sure. Is that any better?

Bill Plummer—United Rentals Inc—Chief Financial Officer

It is.

Ted Grace—Susquehanna Financial Group / SIG—Analyst

Oh great. Sorry about that. What I was hoping to do is talk a little bit more about your returns on a go-forward basis? I know one of the big internal pushes has been to improve the full-cycle returns. And so given the inflection that we’ve seen in the business, I’m just wondering if you could update us on how you think about returns over this upcoming cycle, both on a standalone basis and to the degree you can talk at all about the pro forma, that would be great as well.

Bill Plummer—United Rentals Inc—Chief Financial Officer

Yes. Rapidly scanning my brain trying to think about how to talk about the returns and not be flippant and say something like returns are going to go up. We are certainly focused on the elements of return. And we certainly, over the forecast horizon that we put in the S-4 improve our returns. They are going to come out of the usual suspects, right? Improving rate, being more efficient with the cost side of the P&L, leveraging your fixed cost in particular over a larger fleet. We think we get better profit improvement than the increased average size of the fleet in the forecast horizon that we put out there. So, maybe if you asked a more specific question. But overall we think that there is a very nicely trending path of returns over the next several years. And it’s just up to us to go out and get the elements that lead to that trend and returns.

Ted Grace—Susquehanna Financial Group / SIG—Analyst

That’s great that’s helpful. Asked maybe differently, could you speak to specific numbers about your targeted returns on invested capital that would be implied by the forecast you had in the S-4 and what that might mean cycle-over-cycle, what the average return would be for the Company?

Bill Plummer—United Rentals Inc—Chief Financial Officer

Yes. I wouldn’t comment on a specific targeted return that is in the S-4 forecast. Maybe I just dropped back to say, that we’re very firmly committed to the idea of delivering cost of capital returns over the cycle. We think about our cost of capital as being something like 10% as a target. So I will stop there without getting more specific. But we feel good about the trend that we have toward that goal of delivering cost of capital returns over the cycle.

Ted Grace—Susquehanna Financial Group / SIG—Analyst

Okay that’s great. Congrats again and best of luck this year. Thanks Ted.

Operator

Seth Weber, RBC.

Seth Weber—RBC Capital Markets—Analyst

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JANUARY 26, 2012 / 05:00PM GMT, URI - Q4 2011 United Rentals Earnings Conference Call

Conceptually, I want to throw something out there. As the commercial/construction cycle gets better, would you expect your construction bucket to outgrow your industrial bucket going forward? Have faster growth? And what would the implications from margin be? I know you’ve talked about industrial margins being actually higher, fewer transactions, what have you. Maybe as the market, as the cycle gets better, how we should be thinking about that?

Michael Kneeland—United Rentals Inc—Chief Executive Officer

Yes, Seth, basically what we have been saying is we are looking to diversify our portfolio. To your point, around industrial, the dynamics around industrials are typically larger. They rent longer, they have the equipment out for longer periods of time. Those same dynamics you can fit into the larger national accounts spread across North America. So we said we wanted to expand our portfolio to be somewhere in the 30% to 40% range of industrial. And I mentioned on the December call that this transaction with RSC gets us to where we want to be. And I think that when we look at industrial — industrial recovers first and it’s less cyclical. We can park 2009 for a moment because it affected almost anything and everything that was moving. But In the typical cycle it is more resilient. In a recovery, as you can imagine production goes up and industry goes up first and then you see construction kind of lag behind it. My sense is you are going to see that again here. So, when I look at it, we want to make sure we have a blend. It is more the type of customer that we are focusing at inside the construction that I think is the difference today versus yesteryear.

Seth Weber—RBC Capital Markets—Analyst

Yes. That makes a lot of sense. Even though the commercial construction is getting — accelerating, the customer profile is different than it used to be.

Michael Kneeland—United Rentals Inc—Chief Executive Officer

Yes.

Seth Weber—RBC Capital Markets—Analyst

Okay. And then I guess on the acquisition front, does the RSC transaction preclude you from doing other deals in your mind? You’ve had some good success picking off some of these specialty operators. Do you think you will continue to do that? Or just get too distracted with the RSC deal?

Michael Kneeland—United Rentals Inc—Chief Executive Officer

Well, let me just say this. We are razor focused on the RSC deal and getting that done and completing that. Having said that, as I said, we will continue to look at the opportunities that will exist in our specialty business. We see that as a unique opportunity for growth. And more importantly, there is a connection of cross-selling between our current customer base and those lines of business. So we will be cognizant of what is available out there but we will also look at it from a close start and also from a capital allocation for assets. It is all of the above on our specialty, but clearly I want to make a point that we are focused around the integration process of RSC and United Rentals.

Bill Plummer—United Rentals Inc—Chief Financial Officer

If I could. That integration process will certainly be a major focus, but we want to make sure that we are seeing opportunities and put those opportunities in the context of everything that we’ve got going on. So integration and as Mike mentioned, our capital structure and how we allocate capital. That won’t be lost on us. And we are going to be very protective of the capital structure to make sure that we do good work on the capital structure over the early part following the acquisition of RSC.

Seth Weber —RBC Capital Markets—Analyst

Got it, thanks very much guys.

Operator

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JANUARY 26, 2012 / 05:00PM GMT, URI - Q4 2011 United Rentals Earnings Conference Call

David Wells, Thompson Research.

David Wells—Thompson Research Group—Analyst

My question is, if I look at the industry data flow out of the Company you had your survey results from August to September that were positive and the we had a really nice run of positive weather here, and what I’m trying to get at is we’ve got some signs that the market is looking good. My sense is, what is the risk that that’s a head fake to some extent, and in another year where the macro-economists come out and talk about a recovery in construction and we had the same thing happen last year and it didn’t really happen in 2011. So could you steer us to what is giving you visibility to make the big wager on CapEx that you’ve made in the first half, and even any data points here over the last, say, six to eight weeks that give you the confidence and visibility to put the big roll of the dice, so to speak?

Michael Kneeland—United Rentals Inc—Chief Executive Officer

I look at it a little more scientific than rolling the dice. As we went through the year, our time utilization consistently, quarter-over-quarter was at record levels. And as Bill mentioned, we are seeing that play out going into this year as well. But when we talk, it’s about our customers and the way we which we go to market and we our focused with our customers and we are more connected with them that we ever have in the past. Again, they are more optimistic. It is the work that they have in front of them. And we also take a look at where the opportunities existed, but because of our process and the way in which we planned last year, we could have grown. We’ve been mentioning quarter-over-quarter and with investors that we could have spent a lot more money last year. But we were very disciplined and we wanted to achieve certain hurdles which we have overcome. As a result of that, even if the market were to play out at flat, forget the 2% for a moment. Take a look at this past year. The market would decline and we had significant double-digit growth. I think it still plays out that the uncertainty in the marketplace, coupled with the capital or the credit market tightness, still, the secular shift towards renting is continuing that momentum. So we have something else at play here than just the macro environment.

Bill Plummer—United Rentals Inc—Chief Financial Officer

Can I add one thought? Maybe it is a little too granular but one of the things that gives me comfort is not only to hear our customers say how are encouraged they are about this year and the next few, but then to dive deeper into some of our tools like our job board and actually look at the projects that those customers are on. You look at XYZ customers on an airport expansion, well you know that’s going to run for a couple few years. Another customer’s on a new power plant construction project. That’s going to run for a while. Here is a hospital over here. Here is a school expansion over there. When you scratch the projects that folks are working on, it just feels like there is something real and substantial underneath the overall tone that we get which is that there is a solid year coming up. That is one of the things I look at.

David Wells—Thompson Research Group—Analyst

Thanks. That’s very helpful.

Operator

Jerry Revich, Goldman Sachs.

Jerry Revich—Goldman Sachs—Analyst

On the RSC acquisition, to the extent that you’re comfortable commenting, can you talk about if the acquisition is approved, how much upside to your utilization rates, should we think about from the RSC total control system? And can you comment on whether you would ultimately expect the revenue share for the Trench and HVAC businesses for the combined Company to be similar to where you are on a standalone basis today?

Michael Kneeland—United Rentals Inc—Chief Executive Officer

Jerry, let me just say, as I mentioned, the integration process is well underway. We just kicked it off. Individuals from both companies are looking at the way to launch the new combined organization. But I also at the same time want to emphasize operationally, we are two distinct companies until such time that we get all of the approval and votes and we close. So we are conducting ourselves accordingly at all levels. That being said, we do have a team that is dedicated for just what you talked about and many more. It is made up of both sides. I will tell you the operating principles that we are working under I think of the key take-aways. We are looking at it

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JANUARY 26, 2012 / 05:00PM GMT, URI - Q4 2011 United Rentals Earnings Conference Call

through the customer’s eyes. How do we affect customer? And we’re looking at integration on the best of both worlds. There’s a lot of things that RSC does great and there are some things that we do as well. So the question is how can we get both of those married up and put together and that is what these teams are focused on. Bill talked about, and I mentioned about following the money and making sure that we deliver on at least that $200 million. Then, the last one is communication. We will continue to communicate as we come through and find these answers but it is too early, we just kicked it off. But you just mentioned the one thing that they have that, quite honestly is a valuable asset to them. We just don’t know yet at this point.

Jerry Revich—Goldman Sachs—Analyst

Okay. Can you talk about how you are thinking about fleet age in this cycle compared to the last cycle for your standalone business? I appreciate that’s more of a by-product of your capital allocation decision than a target in and of itself, but I would appreciate your broader thoughts if you don’t mind.

Michael Kneeland—United Rentals Inc—Chief Executive Officer

Sure. I’m going to ask Bill to chime in as well. What we have experienced during this downturn is our ability to actually achieve record time utilization while improving our rental rates on an older fleet. So we’ve pressure tested our theory and we seem to be able to operate a lot, just fine at record levels on an older fleet. I think we will probably do some re-evaluation to better understand that. As Bill mentioned with the capital that we are spending will drop our fleet age down over time starting this year. But to say what is the optimum area, I think we still have to refine that. Because, like I said, this downturn opened our eyes.

Operator

At this time I might just learn to call back over to Mr. Kneeland.

Michael Kneeland—United Rentals Inc—Chief Executive Officer

Thank you operator. I think this is a good time to wrap up a Q&A. I want to thank everybody for joining us today. Also I suggest that you download our latest investor deck that we’ve got posted on our website that has our full-year numbers and also some additional information. As always, we welcome your calls to Greenwich and for site visits to our locations to see how we operate. Again, I want to thank everybody and we look forward to our first quarterly call. So, thank you.

Operator

Thank you Mr. Kneeland, and thank you Mr. Plummer. Ladies and gentlemen, this does conclude your program. You may disconnect your lines at this time. Have a great day.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to United Rentals or RSC Holdings, the management of either such company or the transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. All forward-looking statements included in this document are based upon information available to United Rentals and RSC Holdings on the date hereof, and neither United Rentals nor RSC Holdings assumes any obligation to publicly update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the equipment rental industries, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,”

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JANUARY 26, 2012 / 05:00PM GMT, URI - Q4 2011 United Rentals Earnings Conference Call

“will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents United Rentals and RSC Holdings have filed with the U.S. Securities and Exchange Commission as well as the possibility that (1) United Rentals and RSC Holdings may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of United Rentals and RSC Holdings; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction; and (6) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission by United Rentals and RSC Holdings. Neither United Rentals nor RSC Holdings gives any assurance that it will achieve its expectations or assumes any responsibility for the accuracy and completeness of the forward-looking statements.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of United Rentals and RSC Holdings described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission.

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JANUARY 26, 2012 / 05:00PM GMT, URI - Q4 2011 United Rentals Earnings Conference Call

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document relates to a proposed transaction between United Rentals and RSC Holdings, which is the subject of a registration statement and joint proxy statement/prospectus forming a part thereof filed with the SEC by United Rentals. This document is not a substitute for the registration statement and joint proxy statement/prospectus that United Rentals filed with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

You can obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about United Rentals and RSC Holdings, at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, in the Investor Relations portion of the United Rentals website at http:// http://www.ur.com/investor under the heading “Investors” and then under “SEC Filings.” Copies of the joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Investor Relations at 203-618-7318.

Participants in Solicitation

United Rentals, RSC Holdings and their respective directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of United Rentals and RSC Holdings in connection with the proposed transaction. Information about the directors and executive officers of United Rentals and their ownership of United Rentals common stock is set forth in the proxy statement for the United Rentals 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 31, 2011. Information about the directors and executive officers of RSC Holdings and their ownership of RSC Holdings common stock is set forth in the proxy statement for the RSC Holdings’ 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 16, 2011. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of this document as described in the preceding paragraph.

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